SUB ITEM 77I(a)


                       TERMS OF NEW OR AMENDED SECURITIES






The Registrant's Declaration of Trust dated February 21, 1988 was amended on May 2, 2003 and September 24, 2003 to authorize the establishment of three additional share classes for each of the Registrant's separate investment portfolios, whether now existing or hereafter created. Under the amendments, the Registrant's initial class of shares is designated "Initial Class Shares," and the new classes are respectively designated "Service Class A Shares," "Service Class B Shares" and "Service Class C Shares." The authorized classes differ with respect to class expenses, including different Rule 12b-1 fees for Service Class shares, and voting rights.